October 31, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Edwin Kim, Staff Attorney

Re:          Bulova Technologies Group, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed January 13, 2014

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

Filed August 19, 2014

File No. 000-09358

Dear Mr. Kim:

Bulova Technologies Group, Inc. has drafted multiple changes to its referenced Form 10-K and Form 10-Q per the SEC staff’s comment letter dated September 8, 2014. We have filed a Form 8-K informing our investors of the forthcoming amended 10K, and are having our independent auditor review our intended filing of a Form 10-K/A for the year ended September 30, 2014. We believe that the auditor’s will be finished within a few days, at which time we intend to file our response to the reference comment letter with a draft of the amended 10-K for the SEC staff to review. At this time, due to the factors referenced in this letter, we respectfully request an additional 10 day extension on behalf of the company.

Sincerely, JOHNSON, POPE, BOKOR RUPPEL & BURNS, LLP By: /s/ Michael T. Cronin Michael T. Cronin